Exhibit 99.1

CIBC Announces Third Quarter 2026 Results

Toronto, ON – August 27, 2026 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2026.

 Third quarter highlights

	Q3/26	Q3/25	Q2/26	YoY Variance	QoQ Variance
Revenue	$8,368 million	$7,254 million	$8,006 million	+15%	+5%
Reported Net Income	$2,409 million	$2,096 million	$2,465 million	+15%	-2%
Adjusted Net Income (1)	$2,648 million	$2,104 million	$2,471 million	+26%	+7%
Adjusted pre-provision, pre-tax earnings (1)	$3,962 million	$3,289 million	$3,815 million	+20%	+4%
Reported Diluted Earnings Per Share (EPS)	$2.47	$2.15	$2.53	+15%	-2%
Adjusted Diluted EPS (1)	$2.73	$2.16	$2.54	+26%	+7%
Reported Return on Common Shareholders’ Equity (ROE) (2)	15.2%	14.2%	16.4%
Adjusted ROE (1)	16.8%	14.2%	16.4%
Net interest margin on average interest-earning assets (2)(3)	1.63%	1.58%	1.67%
Net interest margin on average interest-earning assets (excluding trading) (2)(3)	2.07%	1.94%	2.05%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.4%	13.6%

Results for the third quarter of 2026 were affected by the following items of note resulting in a negative impact of $0.26 per share:

•	$269 million ($232 million after-tax) of charges related to our announced sale of CIBC Caribbean Bank Limited (CIBC Caribbean); and
•	$10 million ($7 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 13.4% at July 31, 2026, compared with 13.6% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at July 31, 2026 were 4.3% and 127%, respectively.

“We continue to accelerate the execution of our strategy, driving another quarter of strong financial results including double-digit growth in net income and a higher return on equity compared to a year ago,” said Harry Culham, CIBC President and Chief Executive Officer. “We’re investing in key enablers including artificial intelligence (AI) to empower our team, as we continue to modernize our bank, drive efficiency and sharpen our focus on our clients. Leveraging our robust balance sheet and building on our strong credit quality, we stand ready to support our clients and further our momentum.”

Core business performance

Canadian Personal and Business Banking reported net income of $948 million for the third quarter, up $136 million or 17% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings were $1,707 million, up $156 million from the third quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. The higher revenue was mainly driven by higher net interest margin and loan growth. Reported and adjusted non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.

Canadian Commercial Banking and Wealth Management reported net income of $619 million for the third quarter, up $21 million or 4% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings were $1,000 million, up $156 million from the third quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to higher net interest margin and volume growth. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income from higher net interest margin and volume growth. Expenses increased primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the third quarter of 2026 available on SEDAR+ at www.sedarplus.com.

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the third quarter of 2026 available on SEDAR+ at www.sedarplus.com.

CIBC Third Quarter 2026 News Release 1

U.S. Commercial Banking and Wealth Management reported net income of $320 million (US$228 million) for the third quarter, up $66 million (US$42 million or 23%) from the third quarter a year ago, primarily due to a lower provision for credit losses, and higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were $389 million (US$277 million), up $45 million (US$25 million or 10%) from the third quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. In commercial banking, higher revenue was primarily due to volume growth and higher net interest margin. Wealth management revenue was comparable with the same quarter last year. Reported and adjusted non-interest expenses increased mainly due to higher employee compensation.

Capital Markets reported net income of $722 million for the third quarter, up $182 million or 34% from the third quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings were up $192 million or 24% from the third quarter a year ago as higher revenue was partially offset by higher non-interest expenses. Global markets revenue was up primarily driven by higher equity trading and financing revenue. Corporate and investment banking revenue was up primarily due to higher revenue from our lending and deposit activities with our corporate clients, partially offset by lower advisory and equity underwriting revenue in our investment banking business. Expenses were up due to higher spending on technology and other strategic initiatives, and higher employee-related compensation.

Credit quality

Provision for credit losses was $564 million, up $5 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook and an allowance release related to a sale of a number of commercial real estate loans in the U.S., partially offset by an increase related to unfavourable credit migration, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook, partially offset by a release related to favourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, Canadian Personal and Business Banking, and Capital Markets, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.

Key highlights across our bank in the third quarter of 2026 included:

•

CIBC piloted the first enterprise-wide agentic AI workspace in Canadian banking with CAI 2.0 which enables users to integrate their data and tools into the platform and delegate work to AI-driven agents.

•	CIBC launched a proprietary AI-enabled solution, CIBC AdvisorAssist, helping advisors spend less time on administrative work and more time on client conversations, advice and relationships.
•

CIBC’s leadership in Gen AI and digital transformation was recognized with the Best Digital Transformation Program award by Digital Banker for our Request a Call feature on our Knowledge Central AI platform which helps frontline team members get answers to questions more efficiently to deliver consistently positive client experiences.

•	CIBC received the highest ranking in customer satisfaction for online banking among Canada’s Big 5 banks by J.D. Power for a second consecutive year.
•	CIBC Capital Markets was recognized at the Euromoney Awards for Excellence 2026 with the award for Best Investment Bank for Financing Solutions – Canada.
•

CIBC Bank USA’s strong net promoter scores (NPS) increased compared to a year ago in both Commercial Banking and Private Wealth reflecting disciplined execution, strong teamwork and continued focus on delivering for clients.

•	CIBC was recognized as Canada’s Best Overall Cash Management Bank by Global Finance for its innovative, client-focused solutions for its commercial banking clients.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•	Team CIBC raised $1.7 million dollars for the 30th annual Tour CIBC Charles-Bruneau in CIBC’s 20th year as title sponsor.
•

CIBC Foundation donated $250,000 to the YMCA of Greater Toronto in support of the YMCA Black Achievers Mentorship Program, which creates more opportunities for Black youth to build confidence, expand their networks, and access mentorship that supports their personal and professional growth.

•

CIBC donated $50,000 through the CIBC Foundation’s Ontario Emergency Relief Fund to provide immediate and long-term support to those affected by the wildfires impacting northwestern Ontario, and the communities facing evacuation across the region.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC Third Quarter 2026 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the third quarter of 2026 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,344	$2,037	$863	$1,834	$290	$8,368	$618
Provision for (reversal of) credit losses	427	145	(32)	28	(4)	564	(23)
Non-interest expenses	1,643	1,037	478	857	670	4,685	343
Income (loss) before income taxes	1,274	855	417	949	(376)	3,119	298
Income taxes	326	236	97	227	(176)	710	70
Net income (loss)	948	619	320	722	(200)	2,409	228
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Preferred shareholders and other equity instrument holders	11	6	5	42	64	128	4
Common shareholders	937	613	315	680	(274)	2,271	224
Net income (loss) attributable to equity shareholders	948	619	320	722	(210)	2,399	228
Diluted EPS ($)						$2.47
Impact of items of note (1)
Revenue
Amortization of acquisition-related intangible assets (2)	$-	$-	$2	$-	$-	$2	$1
Impact of items of note on revenue	-	-	2	-	-	2	1
Non-interest expenses
Amortization of acquisition-related intangible assets	(6)	-	(2)	-	-	(8)	(1)
Charges related to our announced sale of CIBC Caribbean	-	-	-	-	(269)	(269)	-
Impact of items of note on non-interest expenses	(6)	-	(2)	-	(269)	(277)	(1)
Total pre-tax impact of items of note on net income	6	-	4	-	269	279	2
Income taxes
Amortization of acquisition-related intangible assets (2)	1	-	2	-	-	3	1
Charges related to our announced sale of CIBC Caribbean	-	-	-	-	37	37	-
Impact of items of note on income taxes	1	-	2	-	37	40	1
Total after-tax impact of items of note on net income	$5	$-	$2	$-	$232	$239	$1
Impact of items of note on diluted EPS ($) (3)						$0.26
Operating results – adjusted (4)
Total revenue – adjusted	$3,344	$2,037	$865	$1,834	$290	$8,370	$619
Provision for (reversal of) credit losses – adjusted	427	145	(32)	28	(4)	564	(23)
Non-interest expenses – adjusted	1,637	1,037	476	857	401	4,408	342
Income (loss) before income taxes – adjusted	1,280	855	421	949	(107)	3,398	300
Income taxes – adjusted	327	236	99	227	(139)	750	71
Net income – adjusted	953	619	322	722	32	2,648	229
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Preferred shareholders and other equity instrument holders – adjusted	11	6	5	42	64	128	4
Common shareholders – adjusted	942	613	317	680	(42)	2,510	225
Net income attributable to equity shareholders – adjusted	953	619	322	722	22	2,638	229
Adjusted diluted EPS ($)						$2.73

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the amortization of acquisition-related intangible assets that are a component of equity-accounted associates.
(3)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC Third Quarter 2026 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
Non-interest expenses	1,571	960	469	807	392	4,199	342
Income (loss) before income taxes	1,129	837	331	1,076	(171)	3,202	241
Income taxes	283	223	71	284	(124)	737	51
Net income (loss)	846	614	260	792	(47)	2,465	190
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Preferred shareholders and other equity instrument holders	10	6	4	39	55	114	3
Common shareholders	836	608	256	753	(110)	2,343	187
Net income (loss) attributable to equity shareholders	846	614	260	792	(55)	2,457	190
Diluted EPS ($)						$2.53
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(1)	$-	$-	$(8)	$(1)
Impact of items of note on non-interest expenses	(7)	-	(1)	-	-	(8)	(1)
Total pre-tax impact of items of note on net income	7	-	1	-	-	8	1
Income taxes
Amortization of acquisition-related intangible assets	2	-	-	-	-	2	-
Impact of items of note on income taxes	2	-	-	-	-	2	-
Total after-tax impact of items of note on net income	$5	$-	$1	$-	$-	$6	$1
Impact of items of note on diluted EPS ($) (3)						$0.01
Operating results – adjusted (4)
Total revenue – adjusted	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses – adjusted	474	121	21	(15)	4	605	16
Non-interest expenses – adjusted	1,564	960	468	807	392	4,191	341
Income (loss) before income taxes – adjusted	1,136	837	332	1,076	(171)	3,210	242
Income taxes – adjusted	285	223	71	284	(124)	739	51
Net income (loss) – adjusted	851	614	261	792	(47)	2,471	191
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Preferred shareholders and other equity instrument holders – adjusted	10	6	4	39	55	114	3
Common shareholders – adjusted	841	608	257	753	(110)	2,349	188
Net income (loss) attributable to equity shareholders – adjusted	851	614	261	792	(55)	2,463	191
Adjusted diluted EPS ($)						$2.54

See previous page for footnote references.

4 CIBC Third Quarter 2026 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 3,061	$1,723	$ 790	$ 1,506	$ 174	$7,254	$576
Provision for credit losses	444	21	17	76	1	559	14
Non-interest expenses	1,517	879	450	721	409	3,976	327
Income (loss) before income taxes	1,100	823	323	709	(236)	2,719	235
Income taxes	288	225	69	169	(128)	623	49
Net income (loss)	812	598	254	540	(108)	2,096	186
Net income attributable to non-controlling interests	-	-	-	-	2	2	-
Preferred shareholders and other equity instrument holders	-	-	-	-	82	82	-
Common shareholders	812	598	254	540	(192)	2,012	186
Net income (loss) attributable to equity shareholders	812	598	254	540	(110)	2,094	186
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$ (7)	$-	$ (4)	$ -	$ -	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	-	(4)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	7	-	4	-	-	11	3
Income taxes
Amortization of acquisition-related intangible assets	2	-	1	-	-	3	1
Impact of items of note on income taxes	2	-	1	-	-	3	1
Total after-tax impact of items of note on net income	$ 5	$-	$ 3	$ -	$ -	$8	$2
Impact of items of note on diluted EPS ($) (3)						$0.01
Operating results – adjusted (4)
Total revenue – adjusted	$ 3,061	$1,723	$ 790	$ 1,506	$ 174	$7,254	$576
Provision for credit losses – adjusted	444	21	17	76	1	559	14
Non-interest expenses – adjusted	1,510	879	446	721	409	3,965	324
Income (loss) before income taxes – adjusted	1,107	823	327	709	(236)	2,730	238
Income taxes – adjusted	290	225	70	169	(128)	626	50
Net income (loss) – adjusted	817	598	257	540	(108)	2,104	188
Net income attributable to non-controlling interests – adjusted	-	-	-	-	2	2	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	82	82	-
Common shareholders – adjusted	817	598	257	540	(192)	2,020	188
Net income (loss) attributable to equity shareholders – adjusted	817	598	257	540	(110)	2,102	188
Adjusted diluted EPS ($)						$2.16

See previous pages for footnote references.

CIBC Third Quarter 2026 News Release 5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 9,813	$5,878	$2,558	$5,719	$804	$24,772	$1,847
Provision for credit losses	1,347	350	10	20	10	1,737	8
Non-interest expenses	4,772	2,938	1,430	2,500	1,573	13,213	1,033
Income (loss) before income taxes	3,694	2,590	1,118	3,199	(779)	9,822	806
Income taxes	940	710	244	808	(854)	1,848	176
Net income	2,754	1,880	874	2,391	75	7,974	630
Net income attributable to non-controlling interests	-	-	-	-	25	25	-
Preferred shareholders and other equity instrument holders	33	18	14	122	161	348	10
Common shareholders	2,721	1,862	860	2,269	(111)	7,601	620
Net income attributable to equity shareholders	2,754	1,880	874	2,391	50	7,949	630
Diluted EPS ($)						$8.22
Impact of items of note (1)
Revenue
Amortization of acquisition-related intangible assets (2)	$ -	$-	$2	$-	$-	$2	$1
Impact of items of note on revenue	-	-	2	-	-	2	1
Non-interest expenses
Amortization of acquisition-related intangible assets	(19)	-	(7)	-	-	(26)	(5)
Charges related to our announced sale of CIBC Caribbean	-	-	-	-	(269)	(269)	-
Impact of items of note on non-interest expenses	(19)	-	(7)	-	(269)	(295)	(5)
Total pre-tax impact of items of note on net income	19	-	9	-	269	297	6
Income taxes
Amortization of acquisition-related intangible assets (2)	5	-	3	-	-	8	2
Charges related to our announced sale of CIBC Caribbean	-	-	-	-	37	37	-
Income tax recoveries related to a capital gains distribution and utilization of capital losses	-	-	-	-	422	422	-
Impact of items of note on income taxes	5	-	3	-	459	467	2
Total after-tax impact of items of note on net income	$ 14	$-	$6	$-	$(190)	$(170)	$4
Impact of items of note on diluted EPS ($) (3)						$(0.19)
Operating results – adjusted (4)
Total revenue – adjusted	$ 9,813	$5,878	$2,560	$5,719	$804	$24,774	$1,848
Provision for credit losses – adjusted	1,347	350	10	20	10	1,737	8
Non-interest expenses – adjusted	4,753	2,938	1,423	2,500	1,304	12,918	1,028
Income (loss) before income taxes – adjusted	3,713	2,590	1,127	3,199	(510)	10,119	812
Income taxes – adjusted	945	710	247	808	(395)	2,315	178
Net income (loss) – adjusted	2,768	1,880	880	2,391	(115)	7,804	634
Net income attributable to non-controlling interests – adjusted	-	-	-	-	25	25	-
Preferred shareholders and other equity instrument holders – adjusted	33	18	14	122	161	348	10
Common shareholders – adjusted	2,735	1,862	866	2,269	(301)	7,431	624
Net income (loss) attributable to equity shareholders – adjusted	2,768	1,880	880	2,391	(140)	7,779	634
Adjusted diluted EPS ($)						$8.03

See previous pages for footnote references.

6 CIBC Third Quarter 2026 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 8,843	$ 5,066	$2,406	$4,625	$ 617	$21,557	$1,709
Provision for credit losses	1,261	114	208	131	23	1,737	148
Non-interest expenses	4,455	2,565	1,361	2,145	1,147	11,673	966
Income (loss) before income taxes	3,127	2,387	837	2,349	(553)	8,147	595
Income taxes	816	649	154	624	(370)	1,873	109
Net income (loss)	2,311	1,738	683	1,725	(183)	6,274	486
Net income attributable to non-controlling interests	-	-	-	-	19	19	-
Preferred shareholders and other equity instrument holders	-	-	-	-	248	248	-
Common shareholders	2,311	1,738	683	1,725	(450)	6,007	486
Net income (loss) attributable to equity shareholders	2,311	1,738	683	1,725	(202)	6,255	486
Diluted EPS ($)						$6.37
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$ (20)	$ -	$(14)	$-	$ -	$(34)	$(10)
Impact of items of note on non-interest expenses	(20)	-	(14)	-	-	(34)	(10)
Total pre-tax impact of items of note on net income	20	-	14	-	-	34	10
Income taxes
Amortization of acquisition-related intangible assets	5	-	4	-	-	9	3
Impact of items of note on income taxes	5	-	4	-	-	9	3
Total after-tax impact of items of note on net income	$ 15	$ -	$10	$-	$ -	$25	$7
Impact of items of note on diluted EPS ($) (3)						$0.03
Operating results – adjusted (4)
Total revenue – adjusted	$ 8,843	$ 5,066	$2,406	$4,625	$ 617	$21,557	$1,709
Provision for credit losses – adjusted	1,261	114	208	131	23	1,737	148
Non-interest expenses – adjusted	4,435	2,565	1,347	2,145	1,147	11,639	956
Income (loss) before income taxes – adjusted	3,147	2,387	851	2,349	(553)	8,181	605
Income taxes – adjusted	821	649	158	624	(370)	1,882	112
Net income (loss) – adjusted	2,326	1,738	693	1,725	(183)	6,299	493
Net income attributable to non-controlling interests – adjusted	-	-	-	-	19	19	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	248	248	-
Common shareholders – adjusted	2,326	1,738	693	1,725	(450)	6,032	493
Net income (loss) attributable to equity shareholders – adjusted	2,326	1,738	693	1,725	(202)	6,280	493
Adjusted diluted EPS ($)						$6.40

See previous pages for footnote references.

CIBC Third Quarter 2026 News Release 7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2026	Net income (loss)	$ 948	$ 619	$ 320	$ 722	$(200)	$ 2,409	$ 228
Jul. 31	Add: provision for (reversal of) credit losses	427	145	(32)	28	(4)	564	(23)
	Add: income taxes	326	236	97	227	(176)	710	70
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,701	1,000	385	977	(380)	3,683	275
	Pre-tax impact of items of note (2)	6	-	4	-	269	279	2
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,707	$ 1,000	$ 389	$ 977	$(111)	$ 3,962	$ 277
2026	Net income (loss)	$ 846	$ 614	$ 260	$ 792	$(47)	$ 2,465	$ 190
Apr. 30	Add: provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
	Add: income taxes	283	223	71	284	(124)	737	51
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,603	958	352	1,061	(167)	3,807	257
	Pre-tax impact of items of note (2)	7	-	1	-	-	8	1
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,610	$ 958	$ 353	$ 1,061	$(167)	$ 3,815	$ 258
2025	Net income (loss)	$ 812	$ 598	$ 254	$ 540	$(108)	$ 2,096	$ 186
Jul. 31	Add: provision for credit losses	444	21	17	76	1	559	14
	Add: income taxes	288	225	69	169	(128)	623	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,544	844	340	785	(235)	3,278	249
	Pre-tax impact of items of note (2)	7	-	4	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,551	$ 844	$ 344	$ 785	$(235)	$ 3,289	$ 252

$ millions, for the nine months ended
2026	Net income	$ 2,754	$ 1,880	$ 874	$ 2,391	$75	$ 7,974	$ 630
Jul. 31	Add: provision for credit losses	1,347	350	10	20	10	1,737	8
	Add: income taxes	940	710	244	808	(854)	1,848	176
	Pre-provision (reversal), pre-tax earnings (losses) (1)	5,041	2,940	1,128	3,219	(769)	11,559	814
	Pre-tax impact of items of note (2)	19	-	9	-	269	297	6
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 5,060	$ 2,940	$ 1,137	$ 3,219	$(500)	$ 11,856	$ 820
2025	Net income (loss)	$ 2,311	$ 1,738	$ 683	$ 1,725	$(183)	$ 6,274	$ 486
Jul. 31	Add: provision for credit losses	1,261	114	208	131	23	1,737	148
	Add: income taxes	816	649	154	624	(370)	1,873	109
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,388	2,501	1,045	2,480	(530)	9,884	743
	Pre-tax impact of items of note (2)	20	-	14	-	-	34	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 4,408	$ 2,501	$ 1,059	$ 2,480	$(530)	$ 9,918	$ 753

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

8 CIBC Third Quarter 2026 News Release

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, mixed signals from the labour market in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East, including their contribution to elevated energy and critical input costs, and ongoing supply chain disruptions, on the global economy, financial markets, and our business, results of operations and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs and government tariff mitigation policies; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation, open banking and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, including the discovery and misuse of vulnerabilities and exposure to cyberattacks in connection with the use of artificial intelligence (AI), which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the development and use of data and AI in our business and the ability to generate expected or potential benefits, such as increased productivity, cost savings, and improved accuracy and enhancement of business processes; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; environmental and social risks, including climate-related risk, our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2025 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Third Quarter 2026 News Release 9

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (647-557-5624, or toll-free 1-888-440-4413, passcode 5677394#) and French (438-799-5050, or toll-free 1-888-440-6444, passcode 9555876#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2026 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (647-362-9199 or 1-800-770-2030, passcode 5677394#) and French (647-362-9199 or 1-800-770-2030, passcode 9555876#) until 11:59 p.m. (ET) September 10, 2026. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking, Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10 CIBC Third Quarter 2026 News Release